UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Robert Jackson

Executive Vice President, General Counsel and Secretary

CyrusOne Inc.

2101 Cedar Springs Road

Dallas, TX 75201

(972) 350-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36165L108

1	Name of Reporting Person CyrusOne Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,411,756*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,411,756*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,411,756*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.77%**
14	Type of Reporting Person (See Instructions) HC

*	See Item 5.
**

Based on 1,044,121,832 (excluding 5,208,216 Class A Ordinary Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) outstanding Class A Ordinary Shares. See Item 5.

CUSIP No. 36165L108

1	Name of Reporting Person Cheetah Asia Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 18,411,756*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,411,756*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,411,756*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.77%**
14	Type of Reporting Person (See Instructions) OO

*	See Item 5.
**

Based on 1,044,121,832 (excluding 5,208,216 Class A Ordinary Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) outstanding Class A Ordinary Shares. See Item 5.

CUSIP No. 36165L108

This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D amends the initial statement on Schedule 13D jointly filed by the Reporting Persons (as defined in Item 2 of such initial statement) with the Securities and Exchange Commission (the “SEC”) on November 2, 2017 (the “Initial Schedule 13D” and, as amended by this Amendment No. 1, this “Schedule 13D”). Except as amended hereby, the Initial Schedule 13D remains in full force and effect and shall be read together with this Amendment No. 1. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D. As set forth below, as a result of the transactions described herein, on April 12, 2019 each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Class A Ordinary Shares. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons. The Schedule 13D is amended as follows:

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and supplemented by replacing the current Schedule A with the Schedule A attached hereto, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), Item 5(b), Item 5(c) and Item 5(e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a), (b) The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference into this Item 5(a) and (b). The calculation of percentage of beneficial ownership of outstanding Class A Ordinary Shares in this Item 5(a) and (b) and elsewhere in this Schedule 13D assumes there are 1,044,121,832 Class A Ordinary Shares (excluding 5,208,216 Class A Ordinary Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer’s share incentive plans) outstanding as of the date of this Schedule 13D. This figure is current as of March 19, 2019 and based on the Class A Ordinary Shares outstanding following the completion of the Issuer’s March 2019 offering of 11,940,299 American depositary shares (“ADSs”) and the underwriters’ option to purchase 1,791,044 additional ADSs, as set forth in the Issuer’s Prospectus Supplement (to the Issuer’s Prospectus dated January 23, 2018) on Form 424B5 filed with the SEC on March 15, 2019.

Each of the Reporting Persons beneficially owns or may be deemed to beneficially own, as the case may be, 18,411,756 Class A Ordinary Shares, representing approximately 1.77% of the outstanding Class A Ordinary Shares. Purchaser shares any voting and dispositive power with CyrusOne with respect to the Class A Ordinary Shares it beneficially owns or may be deemed to beneficially own. CyrusOne does not directly own any Class A Ordinary Shares, but may be deemed to have indirect beneficial ownership of, and shares any voting and dispositive power with respect to, Class A Ordinary Shares that Purchaser beneficially owns or may be deemed to beneficially own.

Except as set forth herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A hereto, except Mr. Gary J. Wojtaszek (“Mr. Wojtaszek”), beneficially own any Class A Ordinary Shares. As of April 12, 2019, Mr. Wojtaszek beneficially owned 29,000 ADSs and maintained the sole power to vote or direct the vote and to dispose or direct the disposition of such shares, which represent less than 1% of the number of shares of Class A Ordinary Shares issued and outstanding. Mr. Wojtaszek disclaims beneficial ownership of all of the shares of Class A Ordinary Shares reported on this Schedule 13D.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Ordinary Shares (directly or indirectly in the form of ADSs).

(c) On April 12, 2019, Purchaser sold an aggregate of 5,730,659 ADSs through a block trade made in reliance on Rule 144 of the Securities Act at a per share price of $34.90 (the “ADS Sale”).

Except as described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by either Reporting Person or any person named in Schedule A.

(e) The Reporting Persons ceased to be the beneficial owners of 5% or more of the Issuer’s Class A Ordinary Shares on April 12, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Following the ADS Sale, the ADSs held by the Reporting Persons will be subject to a lock-up period, expiring on the six month anniversary of the ADS Sale, subject to customary carve outs.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2019

CYRUSONE INC.

By:	/s/ Robert M. Jackson
Name:	Robert M. Jackson
Title:	Executive Vice President, General Counsel and Secretary

CHEETAH ASIA HOLDINGS LLC

By:	/s/ Robert M. Jackson
Name:	Robert M. Jackson
Title:	Executive Vice President, General Counsel and Secretary

Schedule A

1.	CyrusOne Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of CyrusOne are set forth below. The business address for each director and executive officer is c/o CyrusOne Inc., 2101 Cedar Springs Road, Suite 900, Dallas, TX 75201. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CyrusOne. Each director and executive officer of CyrusOne is a citizen of the United States of America.

Name	Position

Gary J. Wojtaszek	Director, President and Chief Executive Officer
Alex Shumate	Director and Chairman of the Board
William E. Sullivan	Director
John W. Gamble Jr.	Director
T. Tod Nielsen	Director
David H. Ferdman	Director
Lynn A. Wentworth	Director
Michael A. Klayko	Director
Diane M. Morefield	Executive Vice President and Chief Financial Officer
Venkatesh S. Durvasula	Executive Vice President and President, Europe
Robert M. Jackson	Executive Vice President, General Counsel and Secretary
Kevin L. Timmons	Executive Vice President and Chief Technology Officer

2.	Cheetah Asia Holdings LLC

Purchaser has no directors. The executive officers of CyrusOne listed above also serve as the executive officers of Purchaser and the business address for each executive officer is c/o CyrusOne Inc., 2101 Cedar Springs Road, Suite 900, Dallas, TX 75201.